Exhibit (e)(32)

SECOND AMENDMENT TO

FIRST AMENDED EMPLOYMENT AGREEMENT

This Second Amendment (this “Second Amendment”) to that certain First Amended Employment Agreement by and between Provention Bio, Inc. (the “Provention”) and Francisco Leon (“Executive”) dated June 10, 2020 (as amended by the Amendment to Employment Agreement dated September 9, 2022, the “Employment Agreement”), is effective as of March 9, 2023.

WHEREAS, Provention and Executive are parties to that certain Employment Agreement;

WHEREAS, Executive and Provention desire to amend the Employment Agreement as set forth herein;

WHEREAS, this Second Amendment provides for the potential for increased benefits as compared to the benefits provided in the Employment Agreement, including, without limitation, the increased severance compensation set forth herein in the event of termination of the Employment Agreement (the “Additional Severance”);

WHEREAS, Executive acknowledges and agrees that the opportunity to receive Additional Severance is fair and reasonable consideration for the execution of this Second Amendment that is independent of Executive’s continued employment with the Company; and

NOW, THEREFORE, Executive and Provention hereby agree that the Employment Agreement shall be amended as follows:

Section 4.1 of the Employment Agreement is hereby amended as follows:

1.	Section 4.1(e)(ii) is hereby deleted in its entirety and replaced with the following text:

“(ii) subject to Section 4.4, Section 4.5, Section 4.6, and Section 4.7, and compliance with the terms of the Covenants Agreement, (A) payments equal to eighteen (18) months of Executive’s Base Salary at the rate in effect immediately prior to the Termination Date (provided that if such salary has been reduced, the pre-reduction Base Salary), (B) eighteen (18) months of COBRA premiums, and (C) an amount equal to 1.5x Executive’s Target Annual Bonus, payable in substantially equal installments over the eighteen (18)-month severance period, in each case less applicable withholdings and authorized deductions (the “Post-CIC Severance Payments”), to be paid (subject to Section 5.16) in equal installments in accordance with the Company’s regular payroll schedule, commencing on the next regular payroll date that occurs on or after the sixtieth (60th) day following the Termination Date; provided, however, that payments under subsection (B) of this section will cease in the event that Executive secures substantially gainful employment from a new employer prior to the expiration of the time such payments are to be paid, and Executive agrees to immediately inform the Company in writing if Executive becomes employed by a new employer. In addition, Executive shall be deemed to be fully vested in any and all outstanding equity awards of Executive, and each of Executive’s outstanding stock options shall remain exercisable until the expiration date of the term of such option.”

2.	Except as amended herein, the Employment Agreement shall remain in full force and effect in all respects.

3.	This Second Amendment is subject to the applicable terms and conditions and of the Employment Agreement.

4.	This Second Amendment may be executed in several counterparts, each of which is deemed to be an original but all of which together will constitute one and the same instrument. This Second Amendment may be delivered via facsimile or scanned “PDF” which shall be an original for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment as of this 9th day of March, 2023.

PROVENTION BIO, INC.

/s/ Ashleigh Palmer
Name:	Ashleigh Palmer
Title:	Chief Executive Officer

EXECUTIVE

/s/ Francisco Leon
Name:	Francisco Leon
Title:	Chief Scientific Officer

[Signature Page to Second Amendment to Employment Agreement]